                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 7)

                       COCA-COLA BOTTLING CO. CONSOLIDATED
                     ---------------------------------------
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   191098 10 2
                               -------------------
                                 (CUSIP Number)

                             J. Frank Harrison, III
                     c/o Coca-Cola Bottling Co. Consolidated
                              4100 Coca-Cola Plaza
                         Charlotte, North Carolina 28211

                                 with a copy to:

                                  Sean M. Jones
                   Kennedy Covington Lobdell & Hickman, L.L.P.
                             214 North Tryon Street
                                  47/th/ Floor
                         Charlotte, North Carolina 28202
                                 (704) 331-7400
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 25, 2002
                             ----------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

-----------------------------                          ------------------------

    CUSIP No. 191098 10 2               13D               Page 2 of 19 Pages

-----------------------------                          ------------------------


================================================================================
   1     NAME OF REPORTING PERSON                        J. Frank Harrison, Jr.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                                                                            OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 UNITED STATES
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF                                                          2,111,538
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY                                                                  0
     EACH       ----------------------------------------------------------------
  REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON                                                           1,639,966
     WITH       ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                                                                             0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     2,111,538
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         25.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                                                                            IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          ------------------------

    CUSIP No. 191098 10 2               13D               Page 3 of 19 Pages

-----------------------------                          ------------------------


================================================================================
   1     NAME OF REPORTING PERSON                        J. Frank Harrison, III
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                                                                            OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 UNITED STATES

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF                                                             92,713
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY                                                          2,482,165
     EACH       ----------------------------------------------------------------
  REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON                                                              92,713
     WITH       ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                                                                       235,786
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     2,810,664
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         38.0%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                                                            IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          ------------------------

    CUSIP No. 191098 10 2               13D               Page 4 of 19 Pages

-----------------------------                          ------------------------


================================================================================
   1     NAME OF REPORTING PERSON                               Reid M. Henson
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                                                                            OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 UNITED STATES

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF                                                              2,000
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY                                                                  0
     EACH       ----------------------------------------------------------------
  REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON                                                               2,000
     WITH       ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                                                                       235,786
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       237,786
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          3.5%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                                                            IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          ------------------------

    CUSIP No. 191098 10 2               13D               Page 5 of 19 Pages

-----------------------------                          ------------------------


================================================================================
   1     NAME OF REPORTING PERSON                 J. Frank Harrison Family, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                                                                            OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      DELAWARE

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF                                                          1,605,534
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY                                                                  0
     EACH       ----------------------------------------------------------------
  REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON                                                           1,605,534
     WITH       ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                                                                             0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     1,605,534
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         19.6%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                                                        OO, HC
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          ------------------------

    CUSIP No. 191098 10 2               13D               Page 6 of 19 Pages

-----------------------------                          ------------------------


================================================================================
   1     NAME OF REPORTING PERSON         JFH Family Limited Partnership - FH1
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                                                                            OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      DELAWARE

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF                                                            535,178
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY                                                                  0
     EACH       ----------------------------------------------------------------
  REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON                                                             535,178
     WITH       ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                                                                             0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       535,178
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          7.5%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                                                            PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          ------------------------

    CUSIP No. 191098 10 2               13D               Page 7 of 19 Pages

-----------------------------                          ------------------------


================================================================================
   1     NAME OF REPORTING PERSON         JFH Family Limited Partnership - SW1
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                                                                            OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      DELAWARE

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF                                                            535,178
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY                                                                  0
     EACH       ----------------------------------------------------------------
  REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON                                                             535,178
     WITH       ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                                                                             0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       535,178
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          7.5%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                                                            PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                          ------------------------

    CUSIP No. 191098 10 2               13D               Page 8 of 19 Pages

-----------------------------                          ------------------------


================================================================================
   1     NAME OF REPORTING PERSON         JFH Family Limited Partnership - DH1
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                                                                            OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      DELAWARE

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
  NUMBER OF                                                            535,178
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER
   OWNED BY                                                                  0
     EACH       ----------------------------------------------------------------
  REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON                                                             535,178
     WITH       ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                                                                             0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       535,178
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          7.5%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                                                                            PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

EXPLANATORY NOTE: The Reporting Persons are filing this Amendment No. 7 to
Schedule 13D to: (a) as more particularly described in Item 6 below, report the sale by J. Frank Harrison, Jr. and J. Frank Harrison, III of an aggregate of 70,000 shares of Common Stock of Coca-Cola Bottling Co. Consolidated ("Consolidated") from August 20, 2002, the date on which Amendment No. 6 to this
Schedule 13D was filed, through September 25, 2002 pursuant to Rule 10b5-1 Plans, and (b) report the acquisition by J. Frank Harrison, III of a total of 4 shares of Common Stock pursuant to Consolidated's Dividend Reinvestment Plan. Unless otherwise indicated, all information contained in this Amendment No. 7 is as of September 25, 2002.

Item 1. Security and Issuer.

        This Schedule 13D relates to the Common Stock, $1.00 par value, of Coca-Cola Bottling Co. Consolidated. Consolidated's principal executive offices are located at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

Item 2. Identity and Background.

        This Statement is being filed on behalf of: J. Frank Harrison, Jr.; J. Frank Harrison, III; Reid M. Henson; J. Frank Harrison Family, LLC; JFH Family Limited Partnership - FH1; JFH Family Limited Partnership - SW1; and JFH Family Limited Partnership - DH1 (formerly known as JFH Family Limited Partnership - DC-1). J. Frank Harrison, Jr. is the father of J. Frank Harrison, III.

        J. Frank Harrison Family, LLC is the general partner of each of JFH Family Limited Partnership - FH1, JFH Family Limited Partnership - SW1, and JFH Family Limited Partnership - DH1 (collectively, the "Harrison Family Limited Partnerships"). J. Frank Harrison, Jr. is designated as the "Chief Manager" and the "Consolidated Stock Manager" under the Operating Agreement for J. Frank Harrison Family, LLC.

A.      J. Frank Harrison, Jr.

        (a)   J. Frank Harrison, Jr.

        (b) Mr. Harrison, Jr.'s principal business address is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402.

        (c) Mr. Harrison, Jr.'s present principal occupation is Chairman - Emeritus of the Board of Directors of Consolidated, 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

        (d) During the last five years, Mr. Harrison, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Mr. Harrison, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Mr. Harrison, Jr. is a citizen of the United States.

B.      J. Frank Harrison, III

        (a)   J. Frank Harrison, III

        (b) Mr. Harrison, III's principal business address is 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

        (c) Mr. Harrison, III's present principal occupation is Chairman of the Board of Directors and Chief Executive Officer of Consolidated, 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

         (d) During the last five years, Mr. Harrison, III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Harrison, III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Harrison, III is a citizen of the United States.

C.       Reid M. Henson

         (a)      Reid M. Henson

         (b) Mr. Henson's principal business address is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402.

         (c)      Mr. Henson is retired.

         (d) During the last five years, Mr. Henson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Henson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Henson is a citizen of the United States.

D.       J. Frank Harrison Family, LLC

         J. Frank Harrison Family, LLC ("Harrison Family LLC") is a Delaware limited liability company that serves as the general partner of each of the Harrison Family Limited Partnerships. The sole members of Harrison Family LLC are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the Irrevocable Trust Agreement of J. Frank Harrison dated October 14, 1988 (the "JFH Trust")). The address of Harrison Family LLC's principal office is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402. During the last five years, Harrison Family LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Harrison Family LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

E.       JFH Family Limited Partnership-FH1

         JFH Family Limited Partnership - FH1 ("FH1 Partnership") is a Delaware limited partnership formed to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue. The general partner of FH1 Partnership is Harrison Family LLC, and the limited partners are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). The address of FH1 Partnership's principal office is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402. During the last five years, FH1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, FH1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.       JFH Family Limited Partnership-SW1

         JFH Family Limited Partnership - SW1 ("SW1 Partnership") is a Delaware limited partnership formed to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue. The general partner of SW1 Partnership is Harrison Family LLC, and the limited partners are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). The address of SW1 Partnership's principal office is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402. During the last five years, SW1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, SW1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

G.       JFH Family Limited Partnership-DH1

         JFH Family Limited Partnership - DH1 ("DH1 Partnership") is a Delaware limited partnership formed to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue. The general partner of DH1 Partnership is Harrison Family LLC, and the limited partners are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). The address of DH1 Partnership's principal office is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, Tennessee 37402. During the last five years, DH1 Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, DH1 Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         J. Frank Harrison, III, J. Frank Harrison, Jr. and Reid M. Henson may be deemed to have acquired beneficial ownership of certain shares of Common Stock as a result of the Voting Agreement among J. Frank Harrison, III, J. Frank Harrison, Jr., Reid M. Henson (in his capacity as co-trustee of certain trusts) and The Coca-Cola Company, dated as of January 27, 1989 (the "Voting Agreement"). This Voting Agreement relates to, among other things, 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock owned by The Coca-Cola Company as described more particularly in Item 6 below.

         Pursuant to a restricted stock award to J. Frank Harrison, III approved by Consolidated's stockholders in 1999, Consolidated has issued a total of 40,000 shares of Class B Common Stock to Mr. Harrison, III as a result of Consolidated's achieving certain performance goals for its fiscal years ended December 31, 2000 and December 30, 2001. Mr. Harrison, III may earn up to an additional 140,000 shares of Class B Common Stock based upon Consolidated's performance for fiscal years 2002 through 2008.

         On May 13, 2002, each of J. Frank Harrison, Jr. and J. Frank Harrison, III entered into Rule 10b5-1 Plans with Salomon Smith Barney Inc. (the "Rule 10b5-1 Plans") pursuant to which Mr. Harrison, Jr. may sell up to 100,000 shares of Common Stock and Mr. Harrison, III may sell up to 150,000 shares of Common Stock. The 100,000 shares of Common Stock that may be sold by Mr. Harrison, Jr. pursuant to his Rule 10b5-1 Plan are issuable to him pursuant to a Stock Option Agreement dated as of March 8, 1989. The 150,000 shares of Common Stock that may be sold by Mr. Harrison, III pursuant to his Rule 10b5-1 Plan are issuable to him pursuant to a Stock Option Agreement dated as of August 9, 1989. Sales made by Mr. Harrison, Jr. and Mr. Harrison, III pursuant to their respective Rule 10b5-1 Plans are more particularly described in Item 6 below. Mr. Harrison, Jr. and Mr. Harrison, III have acquired and intend to acquire the shares of Common Stock issuable under their respective Stock Option Agreements with their own funds.

Item 4.  Purpose of Transaction.

         The Reporting Persons have acquired their shares for investment purposes and in connection with compensation arrangements. The Reporting Persons are also deemed to beneficially own 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock owned by The Coca-Cola Company pursuant to the

Voting Agreement described in Item 6 below.

         The Reporting Persons may acquire or dispose of shares of Common Stock in the future depending upon market conditions, personal objectives and other facts and conditions.

         Other than the exercise of options on behalf of Mr. Harrison, Jr. and Mr. Harrison, III under their respective stock option agreements, the sale of shares of Common Stock pursuant to the Rule 10b5-1 Plans and as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of Consolidated, or the disposition of securities of Consolidated;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Consolidated or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Consolidated;

         (f) Any other material change in Consolidated's business or corporate structure;

         (g) Changes in Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

         (h) Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)&(b) Amount and Nature of Beneficial Ownership Reported:

         The Reporting Persons, as a group, collectively have beneficial ownership of an aggregate of 4,686,416 shares (or 51.8%) of Consolidated's Common Stock, assuming all Class B Common Stock (which is convertible into Common Stock on a share for share basis) beneficially owned by the Reporting Persons was converted to Common Stock and all options held by the Reporting Persons were exercised. The Common Stock has one vote per share on all matters submitted for a vote of Consolidated's stockholders and the Class B Common Stock has 20 votes per share on such matters. Accordingly, the beneficial ownership reported herein for the Reporting Persons represents in the aggregate approximately 91.9% of the total voting power of the outstanding shares of Consolidated's Common Stock and Class B Common Stock (assuming that presently outstanding shares of Class B Common Stock have not been converted into shares of Common Stock). All percentage amounts are calculated based upon 6,586,397 shares of Common Stock outstanding on September 25, 2002. The shares of Common Stock beneficially held by the Reporting Persons are held as follows:

             (i) 1,605,534 shares of Class B Common Stock are held directly by the Harrison Family Limited Partnerships (with 535,178 shares held by each Harrison Family Limited Partnership), as to which J. Frank Harrison, Jr. possesses sole voting power and sole investment power pursuant to the terms of the operating agreement of Harrison Family LLC (which is the general partner of each such partnership);

             (ii) 235,786 shares of Common Stock are held by a trust for the benefit of certain relatives of J. Frank Harrison, Jr., as to which Mr. Harrison, Jr. possesses sole voting power;

             (iii) 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock are held directly by The Coca-Cola Company, subject to the terms of the Voting Agreement and Irrevocable Proxy granted to J. Frank Harrison, III during his lifetime and thereafter to J. Frank Harrison, Jr. by The Coca-Cola Company, as to which shares The Coca-Cola Company holds sole investment power;

             (iv) 235,786 shares of Class B Common Stock are held by a trust for the benefit of J. Frank Harrison, Jr. and certain of his relatives, as to which Mr. Harrison, Jr. possesses sole voting power and as to which J. Frank Harrison, III and Reid M. Henson share investment power as Co-Trustees;

             (v) 805 shares of Common Stock and 260 shares of Class B Common Stock are held by J. Frank Harrison, III as custodian;

             (vi)   40,000 shares of Class B Common Stock are owned directly by
J. Frank Harrison, III, as to which he possesses sole voting and investment power;

             (vii) 2,000 shares of Common Stock are owned directly by Reid M. Henson, as to which he possesses sole voting and investment power;

             (viii) 30,432 shares of Common Stock are subject to a presently exercisable stock option held by J. Frank Harrison, Jr. as to which Mr. Harrison, Jr. would possess sole voting and investment power as to any shares acquired upon exercise, which shares may be sold by Mr. Harrison, Jr. pursuant to his Rule 10b5-1 Plan;

             (ix) 45,648 shares of Common Stock are subject to a presently exercisable stock option held by J. Frank Harrison, III as to which Mr. Harrison, III would possess sole voting and investment power as to any shares acquired upon exercise, which shares may be sold by Mr. Harrison, III pursuant to his Rule 10b5-1 Plan;

             (x) 4,000 shares of Common Stock held by Mr. Harrison, Jr. as to which Mr. Harrison, Jr. possesses sole voting and investment power, which shares were acquired upon the exercise of an option pursuant to his Rule 10b5-1 Plan, but which have not yet been sold pursuant to his Rule 10b5-1 Plan; and

             (xi) 6,000 shares of Common Stock held by Mr. Harrison, III as to which Mr. Harrison, III possesses sole voting and investment power, which shares were acquired upon the exercise of an option pursuant to his Rule 10b5-1 Plan, but which have not yet been sold pursuant to his Rule 10b5-1 Plan.

         (c) Recent Transactions.

         From August 20, 2002, the date on which Amendment No. 6 to this
Schedule 13D was filed with the Commission, through September 25, 2002, none of the Reporting Persons has had any transactions in the Common Stock except (a) the exercise of options by Salomon Smith Barney Inc. on behalf of Mr. Harrison, Jr. pursuant to his Rule 10b5-1 Plan pursuant to which Mr. Harrison, Jr. acquired 30,000 shares of Common Stock, (b) the sale by Salomon Smith Barney Inc. on behalf of Mr. Harrison, Jr. of 28,000 shares of Common Stock pursuant to his Rule 10b5-1 Plan, (c) the exercise of options by Salomon Smith Barney Inc. on behalf of Mr. Harrison, III pursuant to his Rule 10b5-1 Plan pursuant to which Mr. Harrison, Jr. acquired 45,000 shares of Common Stock, (d) the sale by Salomon Smith Barney Inc. on behalf of Mr. Harrison, Jr. of 42,000 shares of Common Stock pursuant to his Rule 10b5-1 Plan, and (e) the acquisition by Mr. Harrison, III of 4 shares in connection with other shares that he holds as custodian for his children through Consolidated's Dividend Reinvestment Plan. All sales by Mr. Harrison, Jr. and Mr. Harrison, III were effected in ordinary brokerage transactions on the Nasdaq National Market. The following table sets forth certain information relating to all transactions of Mr. Harrison, Jr. and Mr. Harrison, III in Consolidated's Common Stock from August 20, 2002 through September 25, 2002.

--------------------------------------------------------------------------------------------------------------------
  Date of Transaction         Nature of              Transaction            Transaction         Price Per Share
                             Transaction         Effected Pursuant to   Effected Pursuant to
                                                 Mr. Harrison, Jr.'s     Mr. Harrison, III's
                                                  Rule 10b5-1 Plan        Rule 10b5-1 Plan
--------------------------------------------------------------------------------------------------------------------
    August 20, 2002              Sale                   2,000                  3,000                $47.4583
--------------------------------------------------------------------------------------------------------------------
    August 26, 2002            Exercise                 2,000                  3,000                    *
--------------------------------------------------------------------------------------------------------------------
    August 27, 2002              Sale                     320                    480                $50.6688
--------------------------------------------------------------------------------------------------------------------
    August 28, 2002              Sale                   1,320                  1,980                $50.4252
--------------------------------------------------------------------------------------------------------------------
    August 29, 2002              Sale                      80                    120                $50.0000
--------------------------------------------------------------------------------------------------------------------
    August 30, 2002              Sale                      80                    120                $50.0000
--------------------------------------------------------------------------------------------------------------------
   September 3, 2002             Sale                     200                    300                $49.0200
--------------------------------------------------------------------------------------------------------------------
   September 3, 2002           Exercise                 4,000                  6,000                    *
--------------------------------------------------------------------------------------------------------------------
   September 4, 2002             Sale                     880                  1,320                $49.0795
--------------------------------------------------------------------------------------------------------------------
   September 5, 2002             Sale                   2,200                  3,300                $48.2836
--------------------------------------------------------------------------------------------------------------------
   September 6, 2002             Sale                     920                  1,380                $47.3083
--------------------------------------------------------------------------------------------------------------------
   September 6, 2002           Exercise                 4,000                  6,000                    *
--------------------------------------------------------------------------------------------------------------------
   September 9, 2002             Sale                   4,000                  6,000                $49.5148
--------------------------------------------------------------------------------------------------------------------
   September 9, 2002           Exercise                 4,000                  6,000                    *
--------------------------------------------------------------------------------------------------------------------
  September 10, 2002             Sale                   2,000                  3,000                $49.1936
--------------------------------------------------------------------------------------------------------------------
  September 11, 2002             Sale                     600                    900                $49.0267
--------------------------------------------------------------------------------------------------------------------
  September 13, 2002             Sale                     400                    600                $47.5750
--------------------------------------------------------------------------------------------------------------------
  September 16, 2002             Sale                   1,000                  1,500                $47.0216
--------------------------------------------------------------------------------------------------------------------
  September 16, 2002           Exercise                 4,000                  6,000                    *
--------------------------------------------------------------------------------------------------------------------
  September 17, 2002             Sale                     640                    960                $47.2568
--------------------------------------------------------------------------------------------------------------------
  September 18, 2002             Sale                     640                    960                $46.9081
--------------------------------------------------------------------------------------------------------------------
  September 19, 2002             Sale                     400                    600                $46.3970
--------------------------------------------------------------------------------------------------------------------
  September 20, 2002             Sale                   2,320                  3,480                $46.8868
--------------------------------------------------------------------------------------------------------------------
  September 20, 2002           Exercise                 4,000                  6,000                    *
--------------------------------------------------------------------------------------------------------------------
  September 23, 2002             Sale                     320                    480                $47.1000
--------------------------------------------------------------------------------------------------------------------
  September 24, 2002             Sale                   3,680                  5,520                $46.8219
--------------------------------------------------------------------------------------------------------------------
  September 24, 2002           Exercise                 8,000                 12,000                    *
--------------------------------------------------------------------------------------------------------------------
  September 25, 2002             Sale                   4,000                  6,000                $46.8750
--------------------------------------------------------------------------------------------------------------------

* The exercise price for shares of Common Stock acquired by J. Frank Harrison, Jr. is $27.00 per share and the exercise price for shares acquired by J. Frank Harrison, III is $29.75 per share.

         (d)      Certain Rights to Receive Dividends or Direct Sale Proceeds:

         A trust for certain relatives of J. Frank Harrison, Jr. has the right to receive or the power to direct the receipt of dividends or the proceeds of sale of the 235,786 shares of Common Stock referenced in subsection (a)&(b)(ii) above. The Coca-Cola Company has the right to receive or the power to direct the receipt of dividends or the proceeds of sale of the 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock referenced in subsection
(a)&(b)(iii) above. A trust for the benefit of J. Frank Harrison, Jr. and certain of his relatives has the right to receive or the power to direct the receipt of dividends or the proceeds of sale of the 235,786 shares of Class B Common Stock referred to in subsection (a)&(b)(iv) above.

         (e)      Ownership of Five Percent or Less of Class:

         N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Coca-Cola Company, Mr. Harrison, Jr., Mr. Harrison, III and Mr. Henson, in his capacity as co-trustee of certain trusts, are party to the Voting Agreement. Pursuant to the Voting Agreement, Messrs. Harrison, Jr., Harrison, III and Henson (as co-trustee) agreed to vote their shares of Common Stock and Class B Common Stock for a nominee of The Coca-Cola Company for election as a director to the Company's Board of Directors, and The Coca-Cola Company granted an irrevocable proxy (the "Irrevocable Proxy") with respect to all shares of Class B Common Stock and Common Stock owned by The Coca-Cola Company to Mr. Harrison, III for life and thereafter to Mr. Harrison, Jr. The Coca-Cola Company currently owns 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock. The Irrevocable Proxy covers all matters on which holders of Class B Common Stock or Common Stock are entitled to vote, other than certain mergers, consolidations, asset sales and other fundamental corporate transactions.

      Pursuant to the terms of the Voting Agreement, Mr. Harrison, III (or, in the event of his death, Mr. Harrison, Jr.) was granted the option (assignable to the Company or to Mr. Harrison, Jr.) to purchase the shares of Class B Common Stock held by The Coca-Cola Company for $38.50 per share plus an amount sufficient to give The Coca-Cola Company a 25% compounded annual rate of return from May 7, 1987 after taking into account dividends and other distributions previously received thereon. This option may be exercised if the disproportionate voting rights of the Class B Common Stock are terminated for certain reasons.

      The Voting Agreement and Irrevocable Proxy terminate upon the written agreement of the parties or at such time as The Coca-Cola Company no longer beneficially owns any shares of the Company's common stock. The Irrevocable Proxy also terminates at such time as either (a) Mr. Harrison, Jr. or Mr. Harrison, III do not beneficially own the 712,796 shares of Class B Common Stock that are currently part of the holdings of the Harrison Family Limited Partnerships or (b) certain trusts holding shares of Class B Common Stock subject to the Voting Agreement do not beneficially own at least 50% of the Class B Common Stock held by them at the date of the Voting Agreement.

         As general partner of each of the Harrison Family Limited Partnerships, Harrison Family LLC holds voting power and investment power with respect to all of the shares of Consolidated stock held by each of the Harrison Family Limited Partnerships. Under the terms of the operating agreement for Harrison Family LLC, J. Frank Harrison, Jr., as Consolidated Stock Manager, has sole voting power and investment power over all of the shares of Consolidated stock with respect to which the limited liability company exercises voting power or investment power (either directly or in its capacity as general partner of the three Harrison family limited partnerships).

         On May 13, 2002, Mr. Harrison, Jr. and Mr. Harrison, III entered into their respective Rule 10b5-1 Plans with Salomon Smith Barney Inc. pursuant to which Mr. Harrison, Jr. may sell up to 100,000 shares of Common Stock from time to time through March 7, 2004 and Mr. Harrison, III may sell up to 150,000 shares of Common Stock from time to time through August 8, 2004. The 100,000 shares of Common Stock that may be sold by Mr. Harrison, Jr. pursuant to his Rule 10b5-1 Plan are issuable to him pursuant to a Stock Option Agreement dated as of March 8, 1989. The 150,000 shares of Common Stock that may be sold by Mr. Harrison, III pursuant to his Rule 10b5-1 Plan are issuable to him pursuant to a Stock Option Agreement dated as of August 9, 1989. Through the close of business on September 25, 2002, Salomon Smith Barney Inc. had (a) exercised options to purchase 69,568 shares of Common Stock and sold 65,568 shares of Common Stock on behalf of Mr. Harrison, Jr. pursuant to his Rule 10b5-1 Plan and (b) exercised options to purchase 104,352 shares of Common Stock and sold 98,352 shares of Common Stock on behalf of Mr. Harrison, III pursuant to his Rule 10b5-1 Plan.

Item 7.  Material to be Filed as Exhibits.

                                                                                  Incorporated By
                                                                                  ---------------
Exhibit          Name                                                             Reference To
-------          ----                                                             ------------
Exhibit 1        Power of Attorney dated December 1, 1998, executed by J. Frank   Exhibit 24.1 to
                 Harrison Family, LLC appointing J. Frank Harrison, Jr., J.       Amendment Number 3 to
                 Frank Harrison, III and Reid M. Henson as attorney-in-fact       this Schedule 13D

Exhibit 2        Power of Attorney dated December 1, 1998, executed by JFH        Exhibit 24.2 to
                 Family Limited Partnership - FH1 appointing J. Frank Harrison,   Amendment Number 3 to
                 Jr., J. Frank Harrison, III and Reid M. Henson as                this Schedule 13D
                 attorney-in-fact

Exhibit 3        Power of Attorney dated December 1, 1998, executed by JFH        Exhibit 24.3 to
                 Family Limited Partnership - SW1 appointing J. Frank Harrison,   Amendment Number 3 to
                 Jr., J. Frank Harrison, III and Reid M. Henson as                this Schedule 13D
                 attorney-in-fact

Exhibit 4        Power of Attorney dated December 1, 1998, executed by JFH        Exhibit 24.4 to
                 Family Limited Partnership - DC1 appointing J. Frank Harrison,   Amendment Number 3 to
                 Jr., J. Frank Harrison, III and Reid M. Henson as                this Schedule 13D
                 attorney-in-fact

Exhibit 5        Power of Attorney dated February 6, 1989 executed by Reid M.     Exhibit 4.1 to
                 Henson appointing J. Frank Harrison, Jr. as attorney-in-fact     Amendment Number 1 to
                                                                                  this Schedule 13D

Exhibit 6        Power of Attorney dated February 6, 1989 executed by Reid M.     Exhibit 4.2 to
                 Henson appointing J. Frank Harrison, III as attorney-in-fact     Amendment Number 1 to
                                                                                  this Schedule 13D

Exhibit 7        Power of Attorney dated February 6, 1989 executed by J. Frank    Exhibit 4.3 to
                 Harrison, III appointing Reid M. Henson as attorney-in-fact      Amendment Number 1 to
                                                                                  this Schedule 13D

Exhibit 8        Power of Attorney dated February 6, 1989 executed by J. Frank    Exhibit 4.4 to
                 Harrison, III appointing J. Frank Harrison, Jr. as               Amendment Number 1 to
                 attorney-in-fact                                                 this Schedule 13D

Exhibit 9        Power of Attorney dated February 6, 1989 executed by J. Frank    Exhibit 4.5 to
                 Harrison, Jr. appointing Reid M. Henson as attorney-in-fact      Amendment Number 1 to
                                                                                  this Schedule 13D

Exhibit 10       Power of Attorney dated February 6, 1989 executed by J. Frank    Exhibit 4.6 to
                 Harrison, Jr. appointing J. Frank Harrison, III as               Amendment Number 1 to
                 attorney-in-fact                                                 this Schedule 13D

Exhibit 11       Voting Agreement and Irrevocable Proxy dated January 27, 1989    Exhibit 99.2 to
                 among The Coca-Cola Company, J. Frank Harrison, Jr., J. Frank    Amendment Number 3 to
                 Harrison, III and Reid M. Henson (in his capacity as             this Schedule 13D
                 Co-Trustee of certain trusts.)

Exhibit 12       Agreement dated November 23, 1998 among The Coca-Cola Company,   Exhibit 99.4 to
                 J. Frank Harrison, Jr., J. Frank Harrison, III and Reid M.       Amendment Number 3 to
                 Henson (in his capacity as Co-Trustee of certain trusts).        this Schedule 13D

Exhibit 13      Restricted Stock Award Agreement           Exhibit 99.4 to
                                                           Amendment Number 4 to
                                                           this Schedule 13D

Exhibit 14      Joint Filing Agreement                     Filed Herewith

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 2002

                                 /s/ J. Frank Harrison, III
                                 ______________________________________________
                                 Reid M. Henson
                                 By: J. Frank Harrison III, as Attorney-in-Fact


                                 /s/ J. Frank Harrison, Jr.
                                 _______________________________________________
                                 J. Frank Harrison, Jr.


                                 /s/ J. Frank Harrison, III
                                 _______________________________________________
                                 J. Frank Harrison, III


                                 J. Frank Harrison Family, LLC

                                 By: /s/ J. Frank Harrison, Jr.
                                 ____________________________________________
                                 Name: J. Frank Harrison, Jr.
                                 Title: Chief Manager


                                 JFH Family Limited Partnership - FH1
                                 By: J. Frank Harrison Family, LLC, its General
                                     Partner

                                 By: /s/ J. Frank Harrison, Jr.
                                 ____________________________________________
                                 Name: J. Frank Harrison, Jr.
                                 Title: Chief Manager


                                 JFH Family Limited Partnership - SW1
                                 By: J. Frank Harrison Family, LLC, its General
                                     Partner

                                 By: /s/ J. Frank Harrison, Jr.
                                 ____________________________________________
                                 Name: J. Frank Harrison, Jr.
                                 Title: Chief Manager


                                 JFH Family Limited Partnership - DH1
                                 By: J. Frank Harrison Family, LLC, its General Partner

                                 By: /s/ J. Frank Harrison, Jr.
                                 ___________________________________________
                                 Name: J. Frank Harrison, Jr.
                                 Title: Chief Manager